

February 2, 2024

Erik Blum
Chief Executive Officer
SMC Entertainment, Inc.
9170 Glades Road Suite 150
Boca Raton, FL 33434

> **Re: SMC Entertainment, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed January 16, 2024**
> **File No. 000-56558**

Dear Erik Blum:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2023 letter

Form 10-12G/A filed on January 16, 2024

Note 4 - Intangible assets, page F-8

1. We noted your response to prior comment 3, 5 and your update in Note 4. However, we continue to have questions on your accounting for the acquired intangible assets from Fynity. Please address the following:
   - We note that the intangible assets amount in the broken-down schedule cannot reconcile to the intangible assets amount on the face of the balance sheet and the purchase allocation table. Please revise.
   - We note your disclosure that intangible asset consists of capitalized software which was acquired from Fynity. Please tell us how you consider ASC ASC985-20-15-3b.
   - We note your disclosure that your $14,550,000 of acquired intangible asset is the book value of Fynity . Under ASC 805-20-30, the acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at <u>their acquisition-date fair values</u>. In this regard, please provide us with

an qualitative and quantitative analysis to show how you valued these intangible assets contributed by Mr. Gopalan, fairly valued at $14,550,000 <u>at the acquisition date of April 21, 2023</u>. Please include reference to the specific accounting literature relied upon.

<u>Note 10 - Business Combinations, page F-12</u>

2. We note your response to prior comment 4 and your update in Note 10 that you used the CBV report of SMC Entertainment Fyniti Global EBT <u>as of 2023-09-30</u> as a basis for the fair value and the purchase price calculation of the Fynity acquisition. However, we do not believe you have addressed our comment. As such, we re-issued the comment.
   - Please clarify how the CBV (Certified Business Valuation) report information as of <u>2023-09-30</u> satisfies the ASC 805-Business Combinations accounting requirement.
   - Under ASC 805-30-30, the consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the <u>acquisition-date fair values</u> of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer. It appears you calculate the purchase price using the $10 par value when arriving at the fair value consideration of the series B preferred stock issued. Please explain how you determined $10 represents fair value amount for each series B preferred stock at <u>the acquisition date of April 21, 2023</u>, as your common stock was traded at $0.0012 per share on April 21, 2023.

3. We note your response to prior comment 6; however, we cannot location such information in the filing. As such, we re-issue the comment. Please define the entity named SMC Entertainment Fyniti Global EBT.

4. We note your response to prior comment 7, that you have provided the audited financial statements of Fyniti Global Equities EBT Inc. in the bottom of the page of page 141 of 148. However, there is no page page of page 141 of 148 in the filing. In this regard, we re-issue the comment. It appears that you have filed an incorrect set of financial statements. Please provide audited financial statements of Fyniti Global Equities EBT Inc. for the correct reporting periods as required by Rule 8-04 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology